UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2023

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Press release dated August 10, 2023

Item 1

After five years, the investigations of the U.S. Government regarding Grupo Aval and

Corficolombiana related to Ruta del Sol II have ended

Bogotá, Colombia – August 10, 2023.

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) and its Colombian subsidiary, Corporacion Financiera Colombiana S.A. (“Corficolombiana”), today announced resolutions of previously disclosed investigations by the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”) related to the construction of a toll road in Colombia by a joint venture in which Corficolombiana, through a subsidiary, held a minority interest. The resolutions are based on information gathered by U.S. authorities, including testimonial evidence from third parties, related to actions taken by a former Corficolombiana executive in connection with an Odebrecht-led bribery scheme related to Ruta del Sol II

Corficolombiana entered into a resolution with DOJ, and Grupo Aval and Corficolombiana entered into civil administrative resolutions with the SEC, that conclude the U.S. agencies’ investigations into the companies. The DOJ did not bring any enforcement action against Grupo Aval, and the SEC did not make a claim against Grupo Aval for bribery. In entering into these resolutions, Corficolombiana and Grupo Aval recognize and accept their responsibility under U.S. law for the actions of the former Corficolombiana executive.

The DOJ and SEC recognized Corficolombiana’s and Grupo Aval’s extensive cooperation with the investigations and that, in the many years since the events occurred, Corficolombiana and Grupo Aval have enhanced their compliance programs and internal controls.

Corficolombiana and Grupo Aval consider this painful chapter closed, insisting on their commitment to the highest ethical standards and the continuous strengthening of their control environment.

ABOUT GRUPO AVAL

Grupo Aval, the leading financial conglomerate in Colombia, operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest administrator of private pension and severance funds in Colombia (Porvenir), and the largest financial corporation in Colombia (Corficolombiana). Additionally, it is present in Central America through the Multibank operation in Panama.

ABOUT CORFICOLOMBIANA

Corficolombiana, a merchant bank, is a leading investor in the structuring, management and administration of companies and projects in Colombia. With more than 60 years of experience, it is a strategic ally in the development of the country through sustainable investments in key sectors of the economy such as infrastructure, gas and energy, agribusiness, and tourism.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2023

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel